Exhibit 21.1
LANTHEUS HOLDINGS, INC.
SUBSIDIARIES

Subsidiary	State or Other Jurisdiction of Organization
Aphelion LLC	Delaware
Cerveau Technologies, Inc.	Delaware
Excelsior Life Sciences Ireland Limited	Ireland
EXINI Diagnostics AB	Sweden
Lantheus Alpha Therapy, LLC	Delaware
Lantheus EU Limited	Ireland
Lantheus Five, LLC	Delaware
Lantheus Medical Imaging, Inc.	Delaware
Lantheus MI Canada, Inc.	Canada
Lantheus MI Real Estate, LLC	Delaware
Lantheus MI UK Limited	United Kingdom
Lantheus Omega, LLC	Delaware
Lantheus One, LLC	Delaware
Lantheus Radiopharmaceuticals UK Limited	United Kingdom
Lantheus Three, LLC	Delaware
Lantheus Two, LLC	Delaware
Meilleur Technologies, Inc.	Delaware
MNTX Royalties Sub LLC	Delaware
Molecular Insight Pharmaceuticals, Inc.	Delaware
Project Hazel Merger Sub, Inc.	Delaware
Progenics Pharmaceuticals Nevada, Inc.	Nevada
Progenics Pharmaceuticals, Inc.	Delaware
PSMA Development Company LLC	Delaware